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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)(1)


                                Intergraph Corp.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    458683109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                    12/31/02
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          |_| Rule 13d-1(b)
          |X| Rule 13d-1(c)
          |_| Rule 13d-1(d)


                       (Continued on the following pages)

                               (Page 1 of 8 Pages)


--------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP No.  458683109                                           Page 2 of 8 Pages
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Michael Lowenstein

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
      NUMBER OF          5    SOLE VOTING POWER

        SHARES                0

     BENEFICIALLY        -------------------------------------------------------

     OWNED BY EACH       6    SHARED VOTING POWER

      REPORTING               3,586,175

       PERSON            -------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER
        WITH
                              0

                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              3,586,175

--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,586,175

--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                         |_|

--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.75%

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON *

             IN

===============================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
--------------------------------------------------------------------------------
CUSIP No. 458683109                                            Page 3 of 8 Pages
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Thomas J. Coleman

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
      NUMBER OF          5    SOLE VOTING POWER

        SHARES                90,000

     BENEFICIALLY       --------------------------------------------------------

    OWNED BY EACH        6    SHARED VOTING POWER

      REPORTING               3,586,175

        PERSON          --------------------------------------------------------

         WITH            7    SOLE DISPOSITIVE POWER

                              90,000

                        --------------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                              3,586,175

--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,676,175

--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                         |_|

--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.95%

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON *

             IN

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13G


Item 1(a).        Name of Issuer:

                  Intergraph, Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One Madison Industrial Park
                  IW 2000
                  Huntsville, AL 35899-0001

Item 2(a).        Names of Person Filing:

                  Michael Lowenstein
                  Thomas J. Coleman
                  c/o Kensico Capital LLC

Item 2(b).        Business Mailing Address for the Person Filing:

                  Kensico Capital Management
                  200 Park Avenue, Suite 3300
                  New York, NY 10166

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par valu

Item 2(e).        CUSIP Number:

                  458683109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:



Item 4.  Ownership:

                  (a)    Amount Beneficially Owned:
                               3,586,175 shares beneficially owned by
                               Michael Lowenstein; 3,676,175 shares
                               beneficially owned by Thomas J. Coleman

                  (b)    Percent of Class:
                                7.95%
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                  (c)    Number of shares as to which such person has:

                             Michael Lowenstein: 3,586,175 shares with shared
                                    power to vote or to direct the vote; 0
                                    shares with sole power to vote or to direct the vote; 3,586,175 shares with the shared power to dispose or to direct the disposition of; 0 shares to with the sole power to dispose or to direct the disposition of

                             Thomas J. Coleman: 3,586,175 shares with shared
                                    power to vote or to direct the vote; 90,000 shares with sole power to vote or to direct the vote; 3,586,175 shares with the shared power to dispose or to direct the disposition of; 90,000 shares to with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class:

         N/A



Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         N/A

Item 8.  Identification and Classification of Members of the Group:

         N/A

Item 9.  Notice of Dissolution of Group:

         N/A

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:

                             By:
                                  ----------------------------------------
                                  Michael Lowenstein



                             By:
                                  ----------------------------------------
                                  Thomas J. Coleman




                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock _____________________________ and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

         In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 17th day of October, 2002.